UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 1, 2025

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	0-16633	43-1450818
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

12555 Manchester Road, Des Peres, Missouri	**63131**
(Address of Principal Executive Offices)	**(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02.   **Unregistered Sales of Equity Securities.**

On January 1, 2025, The Jones Financial Companies, L.L.L.P. (the "Partnership"), the parent company of Edward D. Jones & Co., L.P. ("Edward Jones," and together with the Partnership, the "Firm"), issued profits interests (the "Profits Interests") for no cash consideration to certain of the Firm's financial advisors and associates who met performance, tenure or other eligibility criteria. Through offering Profits Interests, the Firm seeks to recognize and retain highly successful current financial advisors and to attract experienced financial advisors in the industry to Edward Jones. Profits Interests are fully described in the Partnership's Twenty-Second Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated August 15, 2023 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K on August 16, 2023). The Profits Interests were issued pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended, in privately negotiated transactions and not pursuant to a public offering or solicitation.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	THE JONES FINANCIAL COMPANIES, L.L.L.P.
Date: January 7, 2025	By: /s/ Andrew T. Miedler
	Name: Andrew T. Miedler
	Title: Chief Financial Officer